

Mail Stop 3030

August 12, 2016

Robert L. Cucin
President and Chief Executive Officer
BioSculpture Technology, Inc.
1701 South Flagler Drive, Suite 607
West Palm Beach, FL 33401

> **Re: BioSculpture Technology, Inc.**
> **Amendment No. 2 to Offering Statement on Form 1-A**
> **Filed August 5, 2016**
> **File No. 024-10576**

Dear Dr. Cucin:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Offering Circular

Plan of Distribution, page 16

1.   We note from your response to prior comment 5 that Ms. Salerno is currently associated with a broker or dealer. Therefore, it is unclear how the "self-underwritten" offering activities will be conducted consistent with Exchange Act Rule 3a4-1(a)(3). While we note the statements added to page 17 regarding Ms. Salerno and the firm with which she is associated, it is unclear how those statements render the activities consistent with Rule 3a4-1(a)(3). Please clarify, citing the authority on which you rely. Please also clarify the added references to the "Appendix" in the fourth paragraph on page 17 and the last sentence of page 18.

Robert L. Cucin
BioSculpture Technology, Inc.
August 12, 2016
Page 2

Projections, page 27

2.   Please expand your response to prior comment 7 to clarify how you determined you have
        a reasonable basis for the projections disclosed in the offering statement. While we note
        the "conservative" growth rates and assumptions, it is unclear from your response and
        disclosure how those rates and assumptions reflect a reasonable factual basis. We note,
        in this regard, that you have not yet obtained regulatory approval to market and sell any
        device, the uncertainty regarding the amount of proceeds that will be raised in this
        offering and that you have not yet generated sales.

Management's Discussion and Analysis …, page 30

3.   While we note the disclosure added in response to prior comment 8, it continues to
        appear you have not provided the disclosures required by Item 9 to Form 1-A as that item
        relates to your liquidity and capital resources. We note, for example, the references in
        your response to prior comment 8 regarding three lines of credit and your reliance on the
        personal guarantee of Dr. Cucin to keep interest rates low. Please revise to clarify the
        material terms of these lines of credit, such as the amount outstanding, remaining
        capacity and interest rates.

        You may contact Andri Carpenter at (202) 551-3645 or Brian Cascio, Accounting Branch
Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements
and related matters. Please contact Brian Soares at (202) 551-3580 or Geoff Kruczek, Senior
Attorney, at (202) 551-3641 with any other questions.

                                              Sincerely,

                                              /s/ Geoff Kruczek for

                                              Amanda Ravitz
                                              Assistant Director
                                              Office of Electronics and Machinery

cc: Laura Anthony, Esq.